Exhibit 99.4

BIOTIE THERAPIES CORP. STOCK EXCHANGE RELEASE June 12, 2015 at 10.45 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from FMR LLC concerning an arrangement that, if realized, would result in the below described changes in share ownership.

According to the notification, the entities listed below have on June 11, 2015 received confirmation on subscriptions of American Depositary Shares (“ADSs”) in the Company’s U.S. public offering (the “U.S. Offering”). The entities listed below would hold through ADSs in aggregate 66,000,000 shares in the Company, which would represent 6.75 per cent of all shares and votes in the Company, assuming the number of shares in the Company would be 977,281,615 upon the completion of the U.S. Offering and the full conversion of the convertible notes issued by the Company on May 28, 2015 but excluding the over-allotment option for the underwriters in the U.S. Offering. According to the notification, two entities, both for which FMR CO., INC is the investment manager, would have holdings in the Company as follows:

Fund Name	Shares Held	%	Voting Rights Held	%
FID STK SEL SML CAP HC SUB	13,696,000	1.4014	13,696,000	1.4014
FID SM CP OPPS HEALTH CARE SUB	52,304,000	5.3520	52,304,000	5.3520
TOTAL	66,000,000	6.75	66,000,000	6.75

On the date of this release, the number of shares in the Company amounts to 455,968,174, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 12, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com